EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-130065 on Form S-8 of our report dated March 15, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of two new accounting standards), relating to the consolidated financial statements and financial statement schedule of Core-Mark Holding Company, Inc., and of our report on management’s report on the effectiveness of internal control over financial reporting dated March 15, 2007 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in this Annual Report on Form 10-K of Core-Mark Holding Company, Inc. for the year ended December 31, 2006.

/s/ Deloitte and Touche LLP

San Francisco, California

March 15, 2007